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                           May 9, 2024

       Ching Shun Ngan
       Chief Executive Officer
       New Century Logistics (BVI) Ltd
       Office A-E, 33/F, King Palace Plaza
       55 King Yip Street, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: New Century
Logistics (BVI) Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed April 16,
2024
                                                            File No. 333-274115

       Dear Ching Shun Ngan:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-2

   1.                                                   We note that the audit
opinion refers to the    consolidated    statements of income and
                                                        comprehensive income,
changes in shareholders    equity and cash flows, but does not refer
                                                        to the    consolidated
  balance sheets. We also note you present Consolidated Balance
                                                        Sheets on page F-3.
Please coordinate with your auditors and tell us why the audit opinion does not refer
to consolidated balance sheets or revise as appropriate.
 Ching Shun Ngan
FirstName  LastNameChing   Shun
New Century   Logistics (BVI) LtdNgan
Comapany
May  9, 2024NameNew Century Logistics (BVI) Ltd
May 9,
Page 2 2024 Page 2
FirstName LastName
Notes to the Consolidated Financial Statements
19. Contingencies, page F-25

2. We note that you entered into an engagement agreement with Craft Capital management
         LLC (   Craft Capital   ) on February 7, 2023 to serve as your
underwriters in this offering,
         then terminated the agreement on September 25, 2023. We also note that the
         Underwriting Agreement with Craft Capital was never filed as an exhibit.

         You state that you received a letter from Craft Capital on September 27, 2023 alleging you breached the engagement agreement and demanding compensation of $78,126 for expenses Craft Capital claimed to have incurred, and a breakup fee of $100,000.

         Please address the following:
             Tell us whether or not you recorded the $78,126 of expenses Craft Capital claimed to have incurred on your statement of operations for the year ended September 30, 2023 and the basis for your accounting.
             Tell us the amount of fees that were expensed and paid to Craft Capital under the engagement agreement for the year ended September 30, 2023.
             Tell us whether you have any amounts due to Craft Capital as of September 30, 2023.
             Provide us with the details of your engagement agreement that discusses the
             $100,000 breakup fee.

       Please contact Yong Kim at 202-551-3323 or John Cannarella at 202-551-3337 if you
have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Huan Lou, Esq.